Exhibit 6.11

MOUNTAIN BANK HOLDING COMPANY/MT. RAINIER NATIONAL BANK

SALARY CONTINUATION AGREEMENT

THIS SALARY CONTINUATION AGREEMENT (“Agreement”) is entered into by and between MOUNTAIN BANK HOLDING COMPANY (“MBHC”), MT. RAINIER NATIONAL BANK (the “Bank”), and STERLIN FRANKS (“Executive”), effective as of             , 2002.

MBHC and Executive agree as follows:

1.	Commitment of Executive. In the event that any person extends any proposal or offer that is intended to or may result in a Change in Control (defined below), Executive shall, at MBHC’s or the Bank’s request, assist MBHC and/or the Bank in evaluating such proposal or offer. Further, subject to the additional terms and conditions of this Agreement, in order to receive the Change in Control Payment (defined below), Executive cannot resign from MBHC or the Bank during any period from the receipt of a specific Change in Control proposal up to the consummation or abandonment of the transaction contemplated by such proposal.

2.	Change In Control. “Change in Control” means a change “in the ownership or effective control” or “in the ownership of a substantial portion of the assets” of MBHC or the Bank, within the meaning of Section 280G of the Internal Revenue Code; provided however, that an internal reorganization of MBHC or the Bank shall not constitute a Change in Control.

3.	Salary Continuation Payment.

3.1	Payment Events. Except as otherwise provided in this Section, in the case of a Termination Event After a Change in Control (defined below), Executive shall receive a salary continuation payment (the “Salary Continuation Payment”), payable on the later of the date of termination or the date of the Change in Control.

3.2	Amount of Payment. The Salary Continuation Payment shall be an amount equal to Executive’s regular monthly salary in effect as of the date of termination of employment (as reportable on Executive’s IRS Form W-2, but including the amount of any voluntary deferrals of salary, and excluding any expense allowances or reimbursements, any bonuses, any gain from exercise of stock options, or any other similar non-recurring payments) for the balance of the Salary Continuation Period. The “Salary Continuation Period” shall be the period beginning on the Change of Control and continuing thereafter for eighteen (18) months.

3.3	Parachute Payment Limitation. Notwithstanding anything in this Agreement to the contrary, the Salary Continuation Payment shall not exceed an amount equal to One Dollar ($1.00) less than the amount which would cause the payment, together with any other payments received from Bank to be a “parachute payment” as defined in Section 280G(b)(2)(A) of the Internal Revenue Code.

4.	Termination Event After Change in Control. A Termination Event After a Change in Control shall be deemed to occur upon, and only upon, any one or more of the following:

4.1	Termination of Executive’s employment by Executive for Good Reason (defined below) within the Salary Continuation Period;

4.2	Termination of Executive’s employment by Bank other than for Cause or Disability (each defined below), or death within the Salary Continuation Period; or

4.3	Termination of Executive’s employment by Bank other than for Cause, Disability or death prior to a Change in Control if such termination occurs within six (6) months before the execution of a definitive agreement providing for a Change in Control.

5.	Definitions.

5.1	Cause. “Cause” means any one or more of the following:

a.	Removal or discharge of Executive pursuant to order of any federal banking authority;

b.	Executive perpetrates fraud, dishonesty, or other act of misconduct in the rendering of services to MBHC or the Bank or to customers of MBHC or the Bank, or if Executive engages in conduct which, in the opinion of the Board of Directors, materially interferes with the performance of Executive’s duties or harms the reputation of MBHC or the Bank by reason of the adverse reaction of the community to such conduct;

c.	Executive conceals from, or knowingly fails to disclose to, any federal banking regulatory authority or the Board of Directors any material matters affecting the viability of MBHC or the Bank; or

d.	Executive fails (or refuses) to faithfully or diligently perform any of the usual and customary duties of his employment and either fails to remedy the lapse or formulate a plan for its correction with MBHC or the Bank (if such failure is not susceptible to immediate correction) within thirty (30) days after notice to Executive.

5.2	Disability. “Disability” means a physical or mental impairment which renders Executive incapable of substantially performing the duties required under this Agreement,

and which is expected to continue rendering Executive so incapable for the reasonably foreseeable future.

5.3	Good Reason. “Good Reason” means only any one or more of the following:

a.	Reduction of Executive’s salary or elimination of any significant compensation or benefit plan benefiting Executive, unless the reduction or elimination is generally applicable to substantially all employees (or employees of a successor or controlling entity of MBHC or the Bank) formerly benefited;

b.	The assignment to Executive without his consent of any authority or duties materially inconsistent with Executive’s position as of the date of this Agreement; or

c.	A relocation or transfer of Executive’s principal place of employment that would require Executive to commute on a regular basis more than 30 miles each way from his present place of employment.

6.	Arbitration. At either party’s request, the parties must submit any dispute, controversy or claim arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement, to arbitration under the American Arbitration Association’s rules then in effect (or under any other form of arbitration mutually acceptable to the parties). A single arbitrator agreed on by the parties will conduct the arbitration. If the parties cannot agree on a single arbitrator, each party must select one arbitrator and those two arbitrators will select a third arbitrator. This third arbitrator will hear the dispute. The arbitrator’s decision is final (except as otherwise specifically provided by law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. This prevailing party is entitled to reimbursement from the other party for its costs and expenses, including reasonable attorneys’ fees. All proceedings will be held at a place designated by the arbitrator in King County, Washington. The arbitrator, in rendering a decision as to any state law claims, will apply Washington law.

7.	Withholding. All payments required to be made by MBHC or the Bank hereunder to Executive shall be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions as MBHC or the Bank may reasonably determine should be withheld pursuant to any applicable law or regulation.

8.

Other Compensation and Terms of Employment.    This Agreement is not an employment agreement. Accordingly, except with respect to the Change In Control Payment, this Agreement shall have no effect on the determination of any compensation payable by MBHC or the Bank to Executive, or upon any of the other terms of Executive’s employment with MBHC or the Bank. The specific arrangements referred to herein are not intended to exclude any other benefits which may be available to Executive upon a termination of employment with MBHC or the Bank pursuant to employee benefit plans of MBHC or the Bank or otherwise.

9.	Miscellaneous Provisions.

9.1	Entire Agreement. This Agreement constitutes the entire understanding and agreement between the parties concerning its subject matter and supersedes all prior agreements, correspondence, representations, or understandings between the parties relating to its subject matter.

9.2	Binding Effect. This Agreement will bind and inure to the benefit of MBHC’s, the Bank’s, and Executive’s heirs, legal representatives, successors and assigns.

9.3	Waiver. Any waiver by a party of its rights under this Agreement must be written and signed by the party waiving its rights. A party’s waiver of the other party’s breach of any provision of this Agreement will not operate as a waiver of any other breach by the breaching party.

9.4	Amendment. This Agreement may be modified only through a written instrument signed by both parties.

9.5	Severability. The provisions of this Agreement are severable. The invalidity of any provision will not affect the validity of other provisions of this Agreement.

9.6	Counsel Review. Executive acknowledges that he has had the opportunity to consult with independent counsel with respect to the negotiation, preparation, and execution of this Agreement.

9.7	Governing Law and Venue. This Agreement will be governed by and construed in accordance with Washington law, except to the extent that federal law may govern certain matters. The parties must bring any legal proceeding arising out of this Agreement in King County, Washington.

9.8	Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document.

9.9	Assignability. MBHC and/or the Bank may assign this Agreement and its rights hereunder in whole, but not in part, to any corporation, bank or other entity with or into which MBHC and/or the Bank may hereafter merge or consolidate or to which MBHC and/or the Bank may transfer all or substantially all of its assets, if in any such case said corporation, bank or other entity shall by operation of law or expressly in writing assume all obligations of MBHC and/or the Bank hereunder as fully as if it had been originally made a party hereto, but may not otherwise assign this Agreement or its rights hereunder. Executive may not assign or transfer this Agreement or any rights or obligations hereunder.

[Signatures appear on following page]

Signed as of             , 2002.

MOUNTAIN BANK HOLDING COMPANY	MT. RAINIER NATIONAL BANK

By	By

Its	Its

EXECUTIVE Sterlin Franks